Exhibit 99.1

Tiziana Life Sciences Announces Yale University Commences
Intranasal Foralumab Dosing in Phase 2 Multiple Sclerosis Trial

NEW YORK, March 25, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced dosing of new patients at Yale MS Center which is participating in our multicenter Phase 2 clinical trial evaluating intranasal foralumab for non-active Secondary Progressive Multiple Sclerosis (na-SPMS). Other centers are currently enrolling include Johns Hopkins, U Mass Medical Center and Brigham and Women’s Hospital.

This Phase 2 trial aims to assess the safety, tolerability, and foralumab’s effect on microglial activation in patients with na-SPMS. Intranasal foralumab offers a novel approach to potentially mitigate the progression of SPMS. This multicenter study is important because it combines brain PET imaging, immunology, and measures of clinical evidence accepted by FDA.

“We are pleased to announce dosing at Yale in our multicenter Phase 2 trial, marking an important milestone in our efforts to address the unmet medical needs of patients with non-active SPMS,” said William Clementi, PharmD, Chief Development Officer of Tiziana Life Sciences. “This trial represents a significant milestone in our clinical development program for intranasal foralumab and underscores our commitment to advancing innovative treatments and immune based approaches for autoimmune diseases.”

The double blinded, multicenter placebo-controlled Phase 2 trial is expected to be completed by the end of 2025, with all participants, including those initially randomized to receive placebo during the blinded phase, having the opportunity to continue to participate in a further 6-month open-label extension (OLE) study. The OLE phase aims to further evaluate the long-term safety, tolerability, and durable effectiveness of foralumab in a larger number of patients.

Clinical site investigator at Yale University, Dr. Erin Longbrake, MD, PhD, Associate Professor of Neurology at Yale School of Medicine, commented, “The initiation of dosing in this trial marks an exciting advancement in our understanding and potential treatment of non-active SPMS. We look forward to contributing to the clinical evidence base for foralumab and its potential benefits for patients with this challenging condition.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. The FDA has allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

3